                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  _April 2004


Commission File Number: 000-13345

                          CALEDONIA MINING CORPORATION
                 (Translation of registrant's name into English)
                           UNIT #9, 2145 DUNWIN DRIVE
                                   MISSISSAUGA
                                 ONTARIO L5L 4L9
                                     CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X___ Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CALEDONIA MINING CORPORATION
                                                  (Registrant)

                                                  By:_/s/ James Johnstone_____
                                                  Name: James Johnstone
                                                  Title: Chief Operating Officer

Dated: April 2, 2004

                                  EXHIBIT INDEX

                              Exhibit Description


99.1     Press Release dated February 4, 2003
         ------------------------------------
99.2     Press Release dated February 26, 2003
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99.3     Press Release dated March 3, 2003
         ---------------------------------
99.4     Press Release dated March 7, 2003
         ---------------------------------
99.5     Press Release dated March 20, 2003
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99.6     Press Release dated May 16, 2003
         --------------------------------
99.7     Press Release dated June 6, 2003
         --------------------------------
99.8     Press Release dated August 28, 2003
         -----------------------------------
99.9     Press Release dated November 19, 2003
         -------------------------------------
99.10    Press Release dated November 26, 2003
         -------------------------------------
99.11    Press Release dated January 21, 2004
         ------------------------------------
99.12    Press Release dated February 26, 2004
         -------------------------------------